

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2018

Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

>   **Re: CytoDyn Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 7, 2018**
>   **File No. 000-49908**

Dear Dr. Pourhassan:

We have limited our review of your filing to the issues presented in the comment below.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 7, 2018

Proposal 2 - Proposal to Increase the Company's Authorized Capital to 600,000,000 Shares of Common Stock, page 29

1.   We note that one of the reasons you are seeking the authorization of additional shares of common stock is to allow the company to issue shares of common stock as consideration in the ProstaGene transaction. Please revise your preliminary proxy statement to provide the disclosure required by Items 11(e), 13 and 14 of Schedule 14A, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please explain why such disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Steven M. Skolnick - Lowenstein Sandler LLP